Exhibit 21.1

Subsidiaries of Registrant

		Percentage of
Name of Subsidiary	Jurisdiction of Formation	Ownership
Renegy, LLC	Arizona	100%
Renegy Trucking, LLC	Arizona	100%
Snowflake White Mountain Power, LLC	Arizona	100%
Catalytica Energy Systems, Inc.	Delaware	100%